UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of 1934

Commission File Number: 0-19227

ZEGARELLI GROUP INTERNATIONAL, INC.
(Name of Small Business Issuer in its charter)

California	95-4040591
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Alfred E. Booth, Jr., CEO
80679 Camino Santa Elise
Indio, CA 91352
(Address of Principal Executive Offices including Zip Code)

Issuer’s telephone number: (760) 345-9205

Copies to:
William B. Barnett, Esq.
Law Offices of William B. Barnett
21550 Oxnard Street, Suite 200
Woodland Hills, California  91367
(818) 595-7717

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	N/A

Securities to be registered under Section 12(g) of the Act:

Common, No Par Value
(Title of Class)

ZEGARELLI GROUP INTERNATIONAL, INC.

TABLE OF CONTENTS

Form 10-SB

INFORMATION REQUIRED IN REGISTRATION STATEMENT

This Form 10-SB contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose any statements contained in this Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as “may,” “will,” “expect,” “believe,” “anticipate,” “estimate” or “continue” or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, many of which are not within the Company’s control. These factors include but are not limited to economic conditions generally and in the industries in which the Company may participate; competition within the Company’s chosen industry, including competition from much larger competitors; technological advances and failure by the Company to successfully develop business relationships.

PART I

ITEM 1.   DESCRIPTION OF BUSINESS

We were incorporated in California on April 22, 1986 as Cosmetic Group U.S.A., Inc. and conducted the business of contract manufacturing and the manufacturer and sale of professional hair care products under the “Zegarelli” name. Through our contract manufacturing operations, we custom developed, formulated and manufactured a wide range of color cosmetics and other personal care products for customers that market products for sale under their own brand names. In addition to our operations as a contract manufacturer, in 1994, we developed with Arnold Zegarelli, a professional hair designer, a line of professional hair care products which we manufactured and marketed to beauty salons and hair care professionals. Sales of the Zegarelli product line commenced in the second quarter of 1995. On September 23, 1997 we sold all the assets and business of our contract manufacturing segment, and changed our name to Zegarelli Group International, Inc. (“our,” “we,” or the “Company”).

On April 1, 2000, we ceased all operations. On July 1, 1999 we filed for bankruptcy protection under Chapter 7, which was converted to a Chapter 11 on September 8, 1999 and on September 30, 2002 converted back to a Chapter 7. On February 10, 2003 we voluntarily withdrew our petition from the Bankruptcy Court. On October 8, 1998 we filed a Form 15 with the Securities and Exchange Commission (“SEC”) terminating our registration under Section 12(g) of the Securities Act of 1934 (the “1934 Act”) and this suspended our obligation to file reports with the SEC. We have been inactive since April 1, 2000.

We are filing this registration statement to again become a reporting company under Section 12(g) of the 1934 Act and to focus our efforts on seeking a business opportunity. The Company will attempt to locate and negotiate with a business entity for the merger of that target company into the Company. In certain instances, a target company may wish to become a subsidiary of the Company or may wish to contribute assets to the Company rather than merge. No assurances can be given that the Company will be successful in locating or negotiating with any target company. The Company will provide a method for a foreign or domestic private company to become a reporting (“public”) company whose securities are qualified for trading in the United States secondary market.

PERCEIVED BENEFITS

There are certain perceived benefits to being a reporting company with a class of publicly-traded securities. These are commonly thought to include the following:

* the ability to use registered securities to make acquisitions of assets or businesses;
* increased visibility in the financial community;
* the facilitation of borrowing from financial institutions;
* improved trading efficiency;
* shareholder liquidity;
* greater ease in subsequently raising capital;
* compensation of key employees through stock options;
* enhanced corporate image;
* a presence in the United States capital market

POTENTIAL TARGET COMPANIES

A business entity, if any, which may be interested in a business combination with the Company, may include the following:

* a company for which a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses;
* a company which is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it;
* a company which wishes to become public with less dilution of its common stock than would occur upon an underwriting;
* a company which believes that it will be able to obtain investment capital on more favorable terms after it has become public;
* a foreign company which may wish an initial entry into the United States securities market;
* a special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified Employee Stock Option Plan;
* a company seeking one or more of the other perceived benefits of becoming a public company.

A business combination with a target company will normally involve the transfer to the target company of the majority of the issued and outstanding common stock of the Company, and the substitution by the target company of its own management and board of directors. No assurances can be given that we will be able to enter into a business combination. The Company is voluntarily filing this Registration Statement with the Securities and Exchange Commission and is under no obligation to do so under the Securities Exchange Act of 1934.

RISK FACTORS

The Company's business is subject to numerous risk factors, including the following:

NO RECENT OPERATING HISTORY OR REVENUE AND MINIMAL ASSETS

The Company has been inactive since April, 2000 and has had no revenues or earnings from operations. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a target company. There is no assurance that the Company can identify such a target company and consummate such a business combination.

SPECULATIVE NATURE OF THE COMPANY'S PROPOSED OPERATIONS

The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified target company. While management will prefer business combinations with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations will be dependent upon management of the target company and numerous other factors beyond the Company's control.

SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS

The Company is and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete with numerous other small public companies in seeking merger or acquisition candidates.

NO AGREEMENT FOR BUSINESS COMBINATION OR OTHER TRANSACTION -- NO STANDARDS FOR BUSINESS COMBINATION

The Company has no current arrangement, agreement, or understanding with respect to engaging in a merger with or acquisition of a specific business entity. There can be no assurance that the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance that the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth, or other criteria which it will require a target company to have achieved, or without which the Company would not consider a business combination with such business entity. Accordingly, the Company may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth, or other negative characteristics.

CONTINUED MANAGEMENT CONTROL, LIMITED TIME AVAILABILITY

While seeking a business combination, management anticipates devoting only a limited amount of time per month to the business of the Company. The Company's officers have not entered into written employment agreements with the Company and they are not expected to do so in the foreseeable future. The Company has not obtained key man life insurance on its officers and directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect development of the Company's business and its likelihood of continuing operations.

CONFLICTS OF INTEREST-- GENERAL

The Company's officers and directors participate in other business ventures which may compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future. Management has adopted a policy that the Company will not seek a merger with, or acquisition of, any entity in which any member of management serves as an officer, director or partner, or in which they or their family members own or hold any ownership interest. See “ITEM 5 DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS -- Conflicts of Interest.”

REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION

Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") requires companies subject thereto to provide certain information about significant acquisitions including certified financial statements for the company acquired covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION

The Company has neither conducted, nor have others made available to it, market research indicating that demand exists for the transactions contemplated by the Company. Even in the event demand exists for a merger or acquisition of the type contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

LACK OF DIVERSIFICATION

The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with only one business entity. Consequently, the Company's activities will be limited to those engaged in by the business entity which the Company merges with or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

REGULATION UNDER INVESTMENT COMPANY ACT

Although the Company will be subject to regulation under the Exchange Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act could subject the Company to material adverse consequences.

PROBABLE CHANGE IN CONTROL AND MANAGEMENT

A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in the Company. Any such business combination may require shareholders of the Company to sell or transfer all or a portion of the Company's common stock held by them. The resulting change in control of the Company will likely result in removal of the present officers and directors of the Company and a corresponding reduction in or elimination of their participation in the future affairs of the Company. Currently, there are no pending acquisitions, business combinations or mergers.

REDUCTION OF PERCENTAGE SHARE OWNERSHIP FOLLOWING BUSINESS COMBINATION

The Company's primary plan of operation is based upon a business combination with a business entity which, in all likelihood, will result in the Company issuing securities to shareholders of such business entity. The issuance of previously authorized and un-issued common stock of the Company would result in reduction in percentage of shares owned by the present shareholders of the Company and would most likely result in a change in control and/or management of the Company.

TAXATION

Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target company; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

REQUIREMENT OF AUDITED FINANCIAL STATEMENTS MAY DISQUALIFY BUSINESS OPPORTUNITIES

Management of the Company will request that any potential business opportunity provide audited financial statements. One or more attractive business opportunities may choose to forego the possibility of a business combination with the Company rather than incur the expenses associated with preparing audited financial statements. In such case, the Company may choose to obtain certain assurances as to the target company's assets, liabilities, revenues and expenses prior to consummating a business combination, with further assurances that an audited financial statement would be provided after closing of such a transaction. Closing documents relative thereto may include representations that the audited financial statements will not materially differ from the representations included in such closing documents.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

This 10−SB contains forward-looking statements. Our actual results could differ materially from those set forth as a result of general economic conditions and changes in the assumptions used in making such forward-looking statements. The following discussion and analysis of our financial condition and results of operations should be read together with the audited consolidated financial statements and accompanying notes and the other financial information appearing else where in this report. The analysis set forth below is provided pursuant to applicable Securities and Exchange Commission regulations and is not intended to serve as a basis for projections of future events. Refer also to “Risk Factors” and "Cautionary Note Regarding Forward Looking Statements" in Item 1 above.

The Company has been inactive since April 1, 2000. The Company has not had any revenues from operations during the last seven fiscal years nor any interim period in the current fiscal year for which financial statements are furnished in this Registration or amendments thereto. Therefore, the Company is not able to nor required to provide comparative period-to-period analysis of its operations pursuant to Item 303 of Regulation B.

Plan of Operations

We are currently investigating to acquire a target company or business seeking the perceived advantages of being a publicly held corporation. Our principal business objective for the next 12 months and beyond such time will be to achieve long-term growth potential through a combination with a business rather than immediate, short-term earnings. The Company will not restrict our potential candidate target companies to any specific business, industry or geographical location and, thus, may acquire any type of business.

The Company does not currently engage in any business activities that provide cash flow. The costs of investigating and analyzing business combinations and administering the Company’s business for the next 12 months is established to be as follows:

(i)   filing of Exchange Act reports, (approximately $30,000) and
(ii)  costs relating to consummating an acquisition (approximately $30,000) and
(iii) payment of back sales taxes (approximately $36,000).

We believe we will be able to meet these costs through additional amounts, as necessary, to be loaned to or invested in us by our stockholders, management or other investors. On March 1, 2006, our CEO and President, Alfred Booth, loaned us $49,107 pursuant to an Agreement to Advance Funds dated March 1, 2006 between Mr. Booth and the Company.

The Company may consider a business which has recently commenced operations, is a developing company in need of additional funds for expansion into new products or markets, is seeking to develop a new product or service, or is an established business which may be experiencing financial or operating difficulties and is in need of additional capital. In the alternative, a business combination may involve the acquisition of, or merger with, a company which does not need substantial additional capital, but which desires to establish a public trading market for its shares, while avoiding, among other things, the time delays, significant expense, and loss of voting control which may occur in a public offering.

None of our officers or directors have had any preliminary contact or discussions with any representative of any other entity regarding a business combination with us. Any target business that is selected may be a financially unstable company or an entity in its early stages of development or growth, including entities without established records of sales or earnings. In that event, we will be subject to numerous risks inherent in the business and operations of financially unstable and early stage or potential emerging growth companies. In addition, we may effect a business combination with an entity in an industry characterized by a high level of risk, and, although our management will endeavor to evaluate the risks inherent in a particular target business, there can be no assurance that we will properly ascertain or assess all significant risks.

Our management anticipates that it will likely be able to effect only one business combination, due primarily to our limited financing, and the dilution of interest for present and prospective shareholders, which is likely to occur as a result of our management's plan to offer a controlling interest to a target business in order to achieve a tax-free reorganization. This lack of diversification should be considered a substantial risk in investing in us, because it will not permit us to offset potential losses from one venture against gains from another.

The Company anticipates that the selection of a business combination will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries and shortages of available capital, our management believes that there are numerous firms seeking even the limited additional capital that we will have and/or the perceived benefits of becoming a publicly traded corporation. Such perceived benefits of becoming a publicly traded corporation include, among other things, facilitating or improving the terms on which additional equity financing may be obtained, providing liquidity for the principals of and investors in a business, creating a means for providing incentive stock options or similar benefits to key employees, and offering greater flexibility in structuring acquisitions, joint ventures and the like through the issuance of stock. Potentially available business combinations may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

Sources of Business Opportunities

The Company intends to use various sources in its search for potential business opportunities including its officers and directors, consultants, special advisors, securities broker-dealers, venture capitalists, members of the financial community and others who may present management with unsolicited proposals.  Because of the Company’s limited capital, it may not be able to retain on a fee basis professional firms specializing in business acquisitions and reorganizations. The Company will most likely have to rely on outside sources, not otherwise associated with the Company that will accept their compensation only after the Company has finalized a successful acquisition or merger. The Company will rely upon the expertise and contacts of such persons, use notices in written publications and personal contacts to find merger and acquisition candidates, the exact number of such contacts are dependent upon the skill and industriousness of the participants and the conditions of the marketplace.  To date the Company has not engaged nor entered into any definitive agreements nor understandings regarding retention of any consultant to assist the Company in its search for business opportunities, nor is management presently in a position to actively seek or retain any prospective consultants for these purposes.

The Company does not intend to restrict its search to any specific kind of industry or business. The Company may investigate and ultimately acquire a venture that is in its preliminary or development stage, is already in operation, or in various stages of its corporate existence and development. Management cannot predict at this time the status or nature of any venture in which the Company may participate. A potential venture might need additional capital or merely desire to have its shares publicly traded. The most likely scenario for a possible business arrangement would involve the acquisition of, or merger with, an operating business that does not need additional capital, but which merely desires to establish a public trading market for its shares. Management believes that the Company could provide a potential public vehicle for a private entity interested in becoming a publicly held corporation without the time and expense typically associated with an initial public offering.

Evaluation

Once the Company has identified a particular entity as a potential acquisition or merger candidate, management will seek to determine whether acquisition or merger is warranted or whether further investigation is necessary. Such determination will generally be based on management’s knowledge and experience, (limited solely to working history) See “Item 5. Directors, Executive Officers Promoters and Control Persons,” at or with the assistance of outside advisors and consultants evaluating the preliminary information available to them. Management may elect to engage outside independent consultants to perform preliminary analysis of potential business opportunities. However, because of the Company’s limited capital it may not have the necessary funds for a complete and exhaustive investigation of any particular opportunity. Management will not devote full time to finding a merger candidate, will continue to engage in outside unrelated activities, and anticipates devoting no more than an average of five (5) hours weekly to such undertaking.

In evaluating such potential business opportunities, the Company will consider, to the extent relevant to the specific opportunity, several factors including potential benefits to the Company and its shareholders; working capital, financial requirements and availability of additional financing; history of operation, if any; nature of present and expected competition; quality and experience of management; need for further research, development or exploration; potential for growth and expansion; potential for profits; and other factors deemed relevant to the specific opportunity.

Because the Company has not located or identified any specific business opportunity as of the date hereof, there are certain unidentified risks that cannot be adequately expressed prior to the identification of a specific business opportunity. There can be no assurance following consummation of any acquisition or merger that the business venture will develop into a going concern or, if the business is already operating, that it will continue to operate successfully. Many of the potential business opportunities available to the Company may involve new and untested products, processes or market strategies which may not ultimately prove successful.

Form of Potential Acquisition or Merger

Presently the Company cannot predict the manner in which it might participate in a prospective business opportunity. Each separate potential opportunity will be reviewed and, upon the basis of that review, a suitable legal structure or method of participation will be chosen. The particular manner in which the Company participates in a specific business opportunity will depend upon the nature of that opportunity, the respective needs and desires of the Company and management of the opportunity, and the relative negotiating strength of the parties involved. Actual participation in a business venture may take the form of an asset purchase, lease, joint venture, license, partnership, stock purchase, reorganization, merger or consolidation. The Company may act directly or indirectly through an interest in a partnership, corporation, or other form of organization however, the Company does not intend to participate in opportunities through the purchase of minority stock positions.

Because of the Company’s current status of inactivity since 2000 and its concomitant lack of assets and relevant operating history, it is likely that any potential merger or acquisition with another operating business will require substantial dilution to the Company’s existing shareholder’s interests. There will probably be a change in control of the Company, with the incoming owners of the targeted merger or acquisition candidate taking over control of the Company. Management has not established any guidelines as to the amount of control it will offer to prospective business opportunity candidates, since this issue will depend to a large degree on the economic strength and desirability of each candidate, and the corresponding relative bargaining power of the parties. However, management will endeavor to negotiate the best possible terms for the benefit of the Company’s shareholders as the case arises. Management may actively negotiate or otherwise consent to the purchase of any portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition. In such an event, existing shareholders may not be afforded an opportunity to approve or consent to any particular stock buy-out transaction.

Management does not have any plans to borrow funds to compensate any persons, consultants, or promoters in conjunction with its efforts to find and acquire or merge with another business opportunity. Management does not have any plans to borrow funds to pay compensation to any prospective business opportunity, or shareholders, management, creditors, or other potential parties to the acquisition or merger. In either case, it is unlikely that the Company would be able to borrow significant funds for such purposes from any conventional lending sources. In all probability, a public sale of the Company’s securities would also be unfeasible, and management does not contemplate any form of new public offering at this time. In the event that the Company does need to raise capital, it would most likely have to rely on the private sale of its securities. Such a private sale would be limited to persons exempt under the Commissions’ Regulation D or other rule, or provision for exemption, if any applies. However, no private sales are contemplated by the Company’s management at this time. If a private sale of the Company’s securities is deemed appropriate in the future, management will endeavor to acquire funds on the best terms available to the Company. However, there can be no assurance that the Company will be able to obtain funding when and if needed, or that such funding, if available, can be obtained on terms reasonable or acceptable to the Company. The Company does not anticipate using Regulation S promulgated under the Securities Act of 1933 to raise any funds any time within the next year, subject only to its potential applicability after consummation of a merger or acquisition.

In the event of a successful acquisition or merger, a finder’s fee, in the form of cash or securities of the Company, may be paid to persons instrumental in facilitating the transaction. The Company has not established any criteria or limits for the determination of a finder’s fee, although most likely an appropriate finder’s fee will be negotiated between the parties, including the potential business opportunity candidate, based upon economic considerations and reasonable value as estimated and mutually agreed upon at that time. A finder’s fee would only be payable upon completion of the proposed acquisition or merger in the normal case, and management does not contemplate any other arrangement at this time. Current management has not in the past used any particular consultants, advisors or finders. Management has not actively undertaken a search for, or retention of, any finder’s fee arrangement with any person. It is possible that a potential merger or acquisition candidate would have its own finder’s fee arrangement, or other similar business brokerage or investment banking arrangement, whereupon the terms may be governed by a pre-existing contract; in such case, the Company may be limited in its ability to affect the terms of compensation, but most likely the terms would be disclosed and subject to approval pursuant to submission of the proposed transaction to a vote of the Company’s shareholders. Management cannot predict any other terms of a finder’s fee arrangement at this time. If such a fee arrangement was proposed, independent management and directors would negotiate the best terms available to the Company so as not to compromise the fiduciary duties of the representative in the proposed transaction, and the Company would require that the proposed arrangement would be submitted to the shareholders for prior ratification in an appropriate manner.

Employees

As of the date hereof, the Company has only three employees, who serve as its officers and directors. The three employees are part-time and receive no compensation nor is any compensation accruing, except for the accruing of $1,000 per year for Mr. Booth, which began in 2005. The Company has no plans to hire more employees or compensate any employees until such time as the Company’s business warrants the expense, or until the Company successfully acquires or merges with an operating business. We may find it necessary to periodically hire part-time clerical help on an as- needed basis. The funds in this case will be advanced by Mr. Booth.

Competition

The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns that have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

ITEM 3.   DESCRIPTION OF PROPERTY

The Company has no properties and at this time has no agreements to acquire any properties. The Company currently uses an office provided by Mr. Booth, the Company’s President and CEO, at no cost to the Company. Mr. Booth has agreed to continue this arrangement until the Company completes an acquisition or merger. We presently do not own any equipment, and do not intend to purchase or lease any equipment prior to or upon completion of a business combination.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of June 30, 2007, the name and the number of shares of the Registrant’s Common Stock, held of record or beneficially by each person who held of record, or was known by the Registrant to own beneficially, more than 5% of the 22,248,337 issued and outstanding shares of the Registrant’s Common Stock, and the name and shareholdings of each director, officers and of all officers and directors as a group.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class

Common	Alfred E. Booth, Jr.(1)	15,825,000(1)	71.1%
Common	Judith E. Zegarelli	632,441	2.8%
Common	Marie Booth(1)	-0-(1)	-0-
Total Officers and Directors as a Group (3 Persons)		16,457,441	73.9%

(1) Alfred Booth and Marie Booth are husband and wife and they are both the beneficial owner of 15,825,000 shares of common stock.

There are no contracts or other arrangements that could result in a change of control of the Company.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth as of June 30, 2007, the name, age, and position of each executive officer and director and the term of office of each director of the Corporation.

Name	Position	Director or Officer Since
Alfred E. Booth, Jr.	President, Chief Executive Officer, and Chairman of the Board	April 1986
Judith E. Zegarelli	Vice President, Secretary, and Director	April 1986
Marie Booth	Chief Financial Officer and Director	August 2006

All officers hold their positions at the will of the Board of Directors. All directors hold their positions for one year or until successors are elected and qualified.

Set forth below is certain biographical information regarding the Company’s executive officer and director:

Alfred E. Booth, Jr., Chief Executive Officer and Chairman of the Board is a co-founder of the Company and has been its President and member of its Board of Directors since its inception in April of 1986. Mr. Booth was appointed Chairman of the Board and Chief Executive Officer in September 1989. From January 1983 to April 1986, Mr. Booth distributed cosmetics through beauty salons, retail outlets, and direct mail for Preview Products Cosmetics, Inc., a company which he co-founded with Ms. Zegarelli. For the past three years Mr. Booth has been the President/CEO of Color Factory, Inc., a private company engaged in the manufacture of cosmetics.

Judith E. Zegarelli, Vice President, Secretary, and Director is a co-founder of the Company and has been the Secretary and Director since 1989 to present and Vice President and director of the Company since April 1986. Since 1989, Ms. Zegarelli served as Vice President of New Product Development and Infomercial Sales. For the past three years Ms. Zegarelli has been a Senior Vice President and principal shareholder of the Color Factory, Inc., a private company engaged in the manufacture of cosmetics.

Marie Booth, Chief Financial Officer and Director has been a director of the Company since July 2006. Mrs. Booth was appointed Chief Financial Officer in September 2006. Mrs. Booth has worked in the business with Alfred Booth since July 1997. Mrs. Booth is the wife of Alfred Booth.

Conflicts of Interest

Mr. Booth will be primarily responsible for seeking, evaluating, negotiating and consummating a business combination with a target company which may result in terms providing benefits to Mr. Booth. Demands may be placed on the time of Mr. Booth which will detract from the amount of time he is able to devote to the Company. Mr. Booth intends to devote as much time to the activities of the Company as required. However, should such a conflict arise, there is no assurance that Mr. Booth would not attend to other matters prior to those of the Company. Mr. Booth projects that initially up to twenty hours per month of his time may be spent locating a target company which amount of time would increase when the analysis of, and negotiations and consummation with, a target company are conducted. Mr. Booth owns 15,825,000 shares of common stock of the Company which represents 71.1% of the total issued and outstanding shares of the Company and is the CEO, President, director and controlling shareholder of the Company. At the time of a business combination, management expects that some or all of the shares of Common Stock owned by Mr. Booth will be purchased by the target company or retired by the Company. The amount of Common Stock sold, or continued to be owned, by Mr. Booth cannot be determined at this time. The terms of a business combination may include such terms as Mr. Booth remaining a director or an officer of the Company. The terms of a business combination may provide for a payment of cash, or otherwise, to Mr. Booth for the purchase of all or part of the common stock of the Company by a target company, or for services rendered incident to or following a business combination. Mr. Booth would directly benefit from such employment or payment. Such benefits may influence Mr. Booth’s choice of a target company. The Company may agree to pay finder's fees, as appropriate and allowed, to unaffiliated persons who may bring a target company to the Company where that reference results in a business combination. No finder's fee of any kind will be paid by the Company to management or promoters of the Company or to their associates or affiliates. No loans of any type have, or will be, made by the Company to management or promoters of the Company or to any of their associates or affiliates. The Company will not enter into a business combination, or acquire any assets of any kind for its securities, in which management or promoters of the Company or any affiliates or associates have any interest, direct or indirect.

Management has adopted certain policies involving possible conflicts of interest, including prohibiting any of the following transactions involving management, promoters, shareholders or their affiliates: (i) Any lending by the Company to such persons; (ii) The issuance of any additional securities to such persons prior to a business combination; (iii) The entering into any business combination or acquisition of assets in which such persons have any interest, direct or indirect; or (iv) The payment of any finder's fees to such persons. These policies have been adopted by the Board of Directors of the Company and any changes in these provisions require their approval. Management does not intend to propose any such action and does not anticipate that any such action will occur. There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of the Company could result in liability of management to the Company. However, any attempt by shareholders to enforce a liability of management to the Company would most likely be prohibitively expensive and time consuming.

The Board of Directors and Committees

The members of our Board are elected for one-year terms, to hold office until the next general meeting of stockholders, or until removed from office in accordance with our bylaws.

Our Board does not maintain a separate audit, nominating or compensation committee. Functions customarily performed by such committees are performed by the Board as a whole.

Code of Ethics

To date, we have not adopted a Code of Ethics applicable to our principal executive officer and principal financial officer because the Company has no meaningful operations. The Company does not believe that a formal written code of ethics is necessary at this time. We expect that the Company will adopt a code of ethics if and when the Company successfully completes a business combination that results in the acquisition of an on-going business and thereby commences operations.

ITEM 6.   EXECUTIVE COMPENSATION

None of our officers and directors receives any compensation for services rendered, have not received such compensation in the past six years, and are not accruing any compensation pursuant to any agreement with our Company except for $1,000 per year being accrued for Mr. Booth since 2005. Our officers and directors are reimbursed for expenses incurred on our behalf. Our officers and directors will not receive any finder’s fee as a result of their efforts to implement the business plan outlined herein. However, our officers and directors anticipate receiving benefits as beneficial shareholders of our common stock. See “ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.”

We have not adopted any retirement, pension, profit sharing, stock option or insurance programs or other similar programs for the benefit of our employees.

There are no employment contracts between the Company and any of its officers or directors.

There are no compensatory plans or arrangements, including payments to be received from the Company, with respect to any officer and director set out above which would in any way result in payments to any such person’s employment with the Company or any change in control of the Company, or a change in the person’s responsibilities following a change in control of the Company.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our policy is that a contract or transaction either between the Company and a director, or between a director and another company in which he is financially interested is not necessarily void or void-able if the relationship or interest is disclosed or known to the board of directors and the shareholders are entitled to vote on the issue, or if it is fair and reasonable to our Company.

In March 2006, Mr. Booth, the CEO, President and major shareholder of the Company advanced the Company $49,107 pursuant to an Agreement to Advance Funds. The Company executed a promissory note to Mr. Booth, with interest at 8% payable quarterly.

The aforementioned note may be prepaid at any time, without premium or penalty. The note is immediately due and payable, without notice or demand, upon or at any time after the occurrence or existence of any one or more of the “Events of Default” listed in the promissory note. We are using these funds to make payments for our expenses, prior to the consummation of a business combination, to the extent such expenses are not deferred and either would exceed our otherwise available funds or would render us effectively insolvent upon our payment. Pursuant to the terms of the Advance Agreement, the loan carries an interest rate of 8% per annum, documented by the promissory note and payable only upon consummation of a business transaction. Upon consummation of a business combination, we or the target may repay Mr. Booth for this loan, and any subsequent loans made under the Agreement to Advance Funds, out of the proceeds of an offering and/or from funds furnished by the target.

ITEM 8.   DESCRIPTION OF SECURITIES

COMMON STOCK

    We are authorized to issue up to 25,000,000 shares of common stock, no par value and 1,000,000 shares of preferred stock, $.01 par value. As of the date of this registration statement, there are 22,248,377 shares of common stock issued and outstanding and no preferred shares are issued and outstanding. We have approximately 272 shareholders.

    The holders of common stock are entitled to one vote per share on each matter submitted to a vote of stockholders. In the event of liquidation, holders of common stock are entitled to share ratably in the distribution of assets remaining after payment of liabilities, if any. Holders of common stock have no cumulative voting rights and the holders of a majority of the outstanding shares have the ability to elect all of the directors. Holders of common stock have no preemptive or other rights to subscribe for shares. Holders of common stock are entitled to such dividends as may be declared by the board of directors out of funds legally available for dividends. The outstanding common stock is, validly issued, fully paid and non-assessable.

PREFERRED STOCK

    The Board of Directors of the Company has authority to issue up to 1,000,000 shares of the authorized Preferred Stock, par value $.01, in one or more series, each series to have such designation and number of shares as the Board of Directors may fix prior to the issuance of any shares of such series. Each series may have such preferences and relative, participating, optional or other special rights, with such qualifications, limitations or restrictions, as are stated in the resolution or resolutions providing for the issue of such series as may be adopted from time to time by the Board of Directors prior to the issuance of any shares of such series. Currently there are no shares of Preferred Stock issued and outstanding.

DIVIDENDS

Dividends, if any, will be contingent upon the Company's revenues and earnings, if any, and the capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Company's Board of Directors. The Company presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends prior to a business combination.

TRANSFER AGENT

U.S. Stock Transfer Corp., Glendale, California is the Company’s transfer agent.

PART II

ITEM 1.   MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

MARKET PRICE

There has only been limited trading for the Company's Common Stock over the past seven years. There is no assurance that an active trading market will ever develop or, if such a market does develop, that it will continue. The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a “penny stock,” for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. In order to qualify for listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of $5,000,000; (iii) a bid price of $4.00; (iv) three market makers; (v) 300 shareholders and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the Nasdaq Small Cap Market, a company must have at least (i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000; (ii) a public float of 500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00; (iv) two market makers; and (v) 300 shareholders.

If, after a merger or acquisition, the Company does not meet the qualifications for listing on the Nasdaq SmallCap Market, the Company's securities may be traded in the over-the-counter (“OTC”) market. The OTC market differs from national and regional stock exchanges in that it (1) is not sited in a single location but operates through communication of bids, offers and confirmations between broker-dealers and (2) securities admitted to quotation are offered by one or more broker-dealers rather than the “specialist” common to stock exchanges. The Company may apply for listing on the NASD OTC Bulletin Board or may offer its securities in what are commonly referred to as the “pink sheets” of the National Quotation Bureau, Inc. To qualify for listing on the NASD OTC Bulletin Board, an equity security must have one registered broker-dealer, known as the market maker, willing to list bid or sale quotations and to sponsor the company for listing on the Bulletin Board. If the Company is unable initially to satisfy the requirements for quotation on the Nasdaq SmallCap Market or becomes unable to satisfy the requirements for continued quotation thereon, and trading, if any, is conducted in the OTC market, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

HOLDERS

There are approximately 272 holders of the Company's Common Stock.

DIVIDENDS

The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM 2.   LEGAL PROCEEDINGS

There is no litigation pending or threatened by or against the Company.

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

During the past three years, the Company has not sold any securities that were not registered, except as follows:

On March 6, 2006, the Company issued 15,000,000 shares of common stock to Alfred Booth, its President in exchange for extinguishment of debt and for services rendered to the Company over the past seven years and 500,000 shares to the Law Offices of William B. Barnett for legal services rendered to the Company.

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our Company’s charter provides that, to the fullest extent that limitations on the liability of directors and officers are permitted by the California Revised Statutes, no director or officer of the company shall have any liability to the company or its stockholders for monetary damages. The California Revised Statutes provide that a corporation’s charter may include a provision which restricts or limits the liability of its directors or officers to the corporation or its stockholders for money damages except: (1) to the extent that it is provided that the person actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property or services actually received, or (2) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. The Company’s charter and bylaws provide that the company shall indemnify and advance expenses to its currently acting and its former directors to the fullest extent permitted by the California Revised Business Corporations Act and that the company shall indemnify and advance expenses to its officers to the same extent as its directors and to such further extent as is consistent with law.

The charter and bylaws provide that we will indemnify our directors and officers and may indemnify our employees or agents to the fullest extent permitted by law against liabilities and expenses incurred in connection with litigation in which they may be involved because of their offices with the Company. However, nothing in our charter or bylaws of the Company protects or indemnifies a director, officer, employee or agent against any liability to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. To the extent that a director has been successful in defense of any proceeding, the California Revised Statutes provide that he shall be indemnified against reasonable expenses incurred in connection therewith.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

Reports to Security Holders

Upon effectiveness of this registration statement, the Company will file annual and quarterly reports with the Securities and Exchange Commission (“SEC”).  The public may read and copy any materials filed by the Company with the SEC at the SEC Public Reference Room at 100 F Street, N.E., Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Company is an electronic filer and the SEC maintains an Internet website that contains reports and other information regarding the Company that may be viewed at http://www.sec.gov.

We intend to furnish our stockholders with annual reports containing audited financial statements and other periodic reports as we deem appropriate or as may be required by law.

Part F/S

Financial Statements

The following index lists the financial statements of Zegarelli Group International, Inc. are included in this report:

ZEGARELLI GROUP INTERNATIONAL, INC.

ZEGARELLI GROUP INTERNATIONAL, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Zegarelli Group International, Inc.
Sun Valley, California

We have audited the accompanying balance sheets of Zegarelli Group International, Inc. as of December 31, 2006 and 2005 and the related statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Zegarelli Group International, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the years ended December 31, 2006 and 2005 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s lack of operations and history of operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ FARBER HASS HURLEY & MCEWEN LLP
FARBER HASS HURLEY & MCEWEN LLP
Granada Hills, California

July 30, 2007

ZEGARELLI GROUP INTERNATIONAL, INC.
BALANCE SHEETS
DECEMBER 31, 2006 AND 2005

	December 31,
	2006	2005

ASSETS:

Current assets:
Cash and cash equivalents	$--	$--
Total current assets	$--	$--

Total assets	$--	$--

LIABILITIES AND STOCKHOLDERS’ DEFICIT:

Current liabilities:
Advances from majority stockholder	$4,107	$3,204
Accrued liabilities	36,000	36,000
Total current liabilities	$40,107	$39,204

Commitments and contingencies	--	--

Stockholders’ deficit:
Preferred stock - $.01 par value, authorized – 1,000,000 shares, issued and outstanding – 0 shares	$--	$--
Common stock - no par value: authorized - 25,000,000 shares, issued and outstanding – 22,248,337 shares and 6,748,337 shares, respectively	7,436,101	7,389,601
Contributed capital	917,231	916,231
Accumulated deficit	(8,393,439)	(8,345,036)
	(40,107)	(39,204)

Total liabilities and stockholders’ deficit	$--	$--

See notes to the financial statements.

ZEGARELLI GROUP INTERNATIONAL, INC.
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	Years Ended December 31,
	2006	2005

REVENUES	$--	$--

ADMINISTRATIVE EXPENSES	47,603	39,404

LOSS BEFORE INCOME TAXES	(47,603)	(39,404)

PROVISION FOR INCOME TAXES	800	800

NET LOSS	$(48,403)	$(40,204)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	19,495,605	6,748,337

NET LOSS PER SHARE – BASIC AND DILUTED	$(0.00)	$(0.01)

See notes to the financial statements.

ZEGARELLI GROUP INTERNATIONAL, INC.
STATEMENTS OF STOCKHOLDERS' DEFICIT
YEARS ENDED DECEMBER 31, 2006 AND 2005

	Common Stock		Contributed	Accumulated	Total Stockholders’
	Shares	Amount	Capital	Deficit	Deficit

January 1, 2005	6,748,337	$7,389,601	$915,231	$(8,304,832)	$--

Contributed capital	--	--	1,000	--	1,000
Net loss	--	--	--	(40,204)	(40,204)

December 31, 2005	6,748,337	7,389,601	916,231	(8,345,036)	(39,204)

Contributed capital	--	--	1,000	--	1,000
Conversion of debt to common stock	15,000,000	45,000	--	--	45,000
Common stock issued for services	500,000	1,500	--	--	1,500
Net loss	--	--	--	(48,403)	(48,403)

DECEMBER 31, 2006	22,248,337	$7,436,101	$917,231	$(8,393,439)	$(40,107)

See notes to the financial statements.

ZEGARELLI GROUP INTERNATIONAL, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	Years Ended December 31,
	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(48,403)	$(40,204)
Common stock issued for services	1,500	--
Salary contributed as capital	1,000	1,000
Increase in accrued expenses	--	36,000
Net cash used by operating activities	(45,903)	(3,204)

CASH FLOWS FROM FINANCING ACTIVITIES:
Advances from majority stockholder	45,903	3,204

Net cash provided by financing activities	45,903	3,204

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	--	--

CASH AND CASH EQUIVALENTS – Beginning	--	--

CASH AND CASH EQUIVALENTS - Ending	--	--

NON-CASH INVESTING AND FINANCING ACTIVITIES

During the year ended December 31, 2006, the Company issued 15,000,000 shares of its common stock to the majority stockholder in exchange for $45,000 in debt.

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Income taxes paid	$--	$--

Interest paid	$--	$--

See notes to the financial statements.

ZEGARELLI GROUP INTERNATIONAL, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

1.      OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN

Zegarelli Group International, Inc. (the “Company”) was incorporated on February 27, 1990. The Company manufactured cosmetic products for private label distributors throughout the United States. The Company ceased operations and has been inactive since 2002. The Company was a publicly-traded company listed on the OTC Bulletin Board (“pink-sheets”) . On November 9, 1998, the Company filed a Form 15 with the Securities and Exchange Commission ("SEC") terminating its registration under Section 12(g) of the Securities Act of 1934, which relieved the Company of its requirement to file reports with the SEC. Even though the Company has not made any further filings with the SEC since 1998, the Company has had some minimal stock trading activity.

The Company’s board is now considering merging with another entity that has viable operations. As such, the existing company is not going to continue as a going concern after any merger. These financial statements do not contain any adjustments that would be necessary should the Company not continue as a going concern.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition — The Company recognizes revenue from product sales upon shipment to the customer. The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin 104.

Concentration of Credit Risk — Financial instruments, which potentially subject the company to concentrations of credit risk, consist principally of cash and cash equivalents. At December 31, 2006 and 2005, substantially all cash and cash equivalents were on deposit at one financial institution.

Cash and Cash Equivalents — Cash equivalents consist of highly liquid investments with original maturities of three months or less.

Research and Development Costs — The Company expenses research and development costs as incurred, which is presented as a separate line on the statement of operations.

Advertising Costs — Costs incurred for producing and communicating advertising are expensed when incurred and included in selling, general and administrative expenses. Advertising expense amounted to $0  in 2006 and 2005, respectively.

Property and Equipment — Property and equipment are stated at cost. Major renewals and improvements are charged to the asset accounts while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets, are expensed. At the time property and equipment are retired or otherwise disposed of, the asset and related accumulated depreciation accounts are relieved of the applicable amounts. Gains or losses from retirements or sales are credited or charged to income. Property and equipment are depreciated over the useful lives of the asset ranging from 3 years to 5 years under the straight line method.

Intangible Assets — Intangible assets are amortized on a straight-line basis over the estimated useful lives of the assets which range from five to twenty years.

Earnings Per Share — The Company determines earnings per share in accordance with Statement of Financial Accounting Standards No. 128, Earnings Per Share (“SFAS 128”). Basic earnings (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

Stock Option Plan — During the years ended December 31, 2006 and 2005, the Company has not had any stock option plan, nor any outstanding options or warrants. The Company has adopted the fair value method of accounting for stock based compensation in accordance with SFAS No. 123r, Accounting for Stock-Based Compensation,

Impairment of Long-Lived Assets and Assets to be Disposed of - The Company adopted the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amounts of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Income Taxes - Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ZEGARELLI GROUP INTERNATIONAL, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

Use of Estimates - Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Fair Value of Financial Instruments - The carrying values of cash equivalents, accounts receivable, accounts payable, short-term debt to a related party and accrued liabilities and those potentially subject to valuation risk at December 31, 2005 and December 31, 2006 approximated fair value due to their short maturity or nature.

Recent Accounting Pronouncements In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 will be effective for us beginning January 1, 2008. We are currently evaluating the impact of adopting SFAS 159 but do not believe that it will have a material impact on our financial statements.

In September 2006, the SEC released Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides interpretive guidance on the SEC’s views on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The provisions of SAB 108 became effective for us beginning January 1, 2006. SAB 108 has not had a significant impact on our financial statements included in this annual report.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109” (“FIN 48”), to create a single model to address the accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest, and penalties, accounting in interim periods, disclosure, and transition. FIN 48 will be effective for the Company beginning January 1, 2007. The cumulative-effect of adopting FIN 48 will be recorded to opening retained earnings. We are currently evaluating the effect, if any, that the adoption of FIN 48 will have on our financial statements.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which clarifies the definition of fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurement. SFAS 157 does not require any new fair value measurements and eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 will be effective for the Company on January 1, 2008. We are currently evaluating the impact of adopting SFAS 157 but do not believe that it will have a material impact on our financial statements.

In March 2006, FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140” (“SFAS 156”). SFAS 156 requires that all separately recognized servicing assets and liabilities in accordance with SFAS 140 be initially measured at fair value, if practicable. SFAS 156 is effective for us beginning January 1, 2007. The implementation of this standard is not expected to have an impact on our financial position, results of operations or cash flows.

In February 2006, FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS 155”). SFAS 155 establishes, among other items, the accounting for certain derivative instruments embedded within other types of financial instruments and eliminates a restriction on the passive derivative instruments that a qualifying special-purpose entity may hold. SFAS 155 is effective for us beginning January 1, 2007. The implementation of this standard is not expected to have an impact on our financial position, results of operations or cash flows.

3.	RELATED PARTY TRANSACTIONS

The majority stockholder has advanced the Company funds to bring it into compliance with various regulations and tax laws. During the years ended December 31, 2006 and 2005, this stockholder advanced $45,903 and $3,204, respectively. No interest expense was accrued on these advances. In March 2006, the Company converted $45,000 of debt due to the majority stockholder into 15,000,000 shares of common stock. The balance of advances due to the majority stockholder amounted to $4,107 and $3,204 as of December 31, 2006 and 2005, respectively.

The majority stockholder receives a salary of $1,000 a year which is contributed back to the Company as contributed capital.

4.      COMMITMENTS, CONTINGENCIES AND SUBSEQUENT EVENTS

The Company is in negotiations with the California State Board of Equalization regarding the sale and transfer of net assets in 1997. As of December 31, 2006, the majority stockholder estimated that this dispute will be settled for approximately $36,000, which will be loaned to the Company by the stockholder.

ZEGARELLI GROUP INTERNATIONAL, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

5.      INCOME TAXES

The Company files a both Federal and California income tax returns. Income tax expense for the years ended December 31, 2006 and 2005 consisted of the following:

	2006	2005
State franchise tax	$800	$800
Federal taxes	(0)	(0)
Total	$800	$800

Income tax expense for the years ended December 31, 2006 and 2005 differed from the amounts computed by applying the U.S. federal income tax rate of 34 percent to loss before income taxes primarily due to the generation of additional net operating loss carry forwards for which no net tax benefit has been provided (full valuation allowance).

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 2006 is composed primarily of the net loss carry forwards. The net change in the total valuation allowance for the year ended December 31, 2006 was insignificant. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable losses, management believes it is more likely than not the Company will not realize the benefits of these deductible differences and has established a valuation allowance to fully reserve the deferred tax assets at December 31, 2006. Additionally, the ultimate realizability of net operating losses may be limited by change of control provisions under Section 382 of the Internal Revenue Code.

At December 31, 2006, the Company had net operating loss carry forwards for Federal income tax purposes of approximately $3,500,000 which are available to offset future Federal taxable income, if any, expiring through 2021.

ZEGARELLI GROUP INTERNATIONAL, INC.
CONDENSED FINANCIAL STATEMENT INDEX
March 31, 2007 and 2006

ZEGARELLI GROUP INTERNATIONAL, INC.
CONDENSED BALANCE SHEETS
March 31, 2007 and 2006

	March 31,
	2007	2006

ASSETS

Current assets:
Cash and cash equivalents	$--	$--
Total current assets	--	--
Total assets	$--	$--

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:
Advances from majority stockholder	$5,923	$4,107
Accrued expenses	36,000	36,000
State income taxes payable	800	--
Total current liabilities	42,723	40,107

Commitments and contingencies	--	--

Stockholders' deficit:
Preferred stock - $.01 par value, authorized – 1,000,000 shares issued and outstanding – 0 shares
Common stock - no par value, authorized – 25,000,000 shares issued and outstanding – 22,248,337 and 6,748,337 shares, respectively	7,436,101	7,436,101
Contributed capital	918,231	917,231
Accumulated deficit	(8,397,055)	(8,393,439)
Total stockholders' deficit	(42,723)	(40,107)

Total liabilities and stockholders’ deficit	$--	$--

See notes to the financial statements.

ZEGARELLI GROUP INTERNATIONAL, INC.
CONDENSED STATEMENTS OF OPERATIONS
Three Months Ended March 31, 2007 and 2006

	Three Months Ended March 31,
	2007	2006

Revenues	$--	$--

Administrative expenses	2,816	47,603
Loss before income taxes	(2,816)	(47,603)

Provision for income taxes	800	800
Net loss	$(3,616)	$(48,403)

Weighted average common shares outstanding	22,248,337	11,176,908

Net loss per share – basic and diluted	$(0.00)	$(0.00)

See notes to the financial statements.

ZEGARELLI GROUP INTERNATIONAL, INC.
CONDENSED STATEMENTS OF STOCKHOLDERS’ DEFICIT
Three Months Ended March 31, 2007 and
Year Ended December 31, 2006

	Common Stock		Contributed	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	Deficit

January 1, 2006	6,748,337	$7,389,601	$916,231	$(8,345,036)	$(39,204)

Contributed capital	--	--	1,000	--	1,000

Conversion of debt to common stock	15,000,000	45,000	--	--	45,000

Common stock issued for services	500,000	1,500	--	--	1,500

Net loss	--	--	--	(48,403)	(48,403)

December 31, 2006	22,248,337	7,436,101	917,231	(8,393,439)	(40,107)

Contributed capital	--	--	1,000	--	1,000

Net loss	--	--	--	(3,616)	(3,616)

March 31, 2007	22,248,337	$7,436,101	$918,231	$(8,397,055)	$(42,723)

See notes to the financial statements.

ZEGARELLI GROUP INTERNATIONAL, INC.
CONDENSED STATEMENTS OF CASH FLOWS
Three Months Ended March 31, 2007 and 2006

	Three Months Ended March 31,
	2007	2006

Cash flows from operating activities:
Net loss	$(3,616)	$(48,403)

Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash items:
Operating expenses paid with stock	--	1,500
Salary contributed to capital	1,000	1,000
Changes in:
State income taxes payable	800	--
Net cash used in operations	(1,816)	(45,903)

Cash flows from financing activities:
Advances from majority stockholder	$1,816	$45,903

Net cash provided by financing activities	1,816	45,903

Net increase (decrease) in cash and cash equivalents	--	--

Cash and cash equivalents at beginning of year	--	--

Cash and cash equivalents at end of period	$--	$--

NON-CASH INVESTING AND FINANCING ACTIVITIES:

During the three months ended March 31, 2006, the Company issued 15,000,000 shares of its common stock to the majority stockholder in exchange for $45,000 in debt.

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Income taxes paid	$--	$--

Interest paid	$--	$--

See notes to the financial statements.

ZEGARELLI GROUP INTERNATIONAL, INC.
NOTES TO THE FINANCIAL STATEMENTS
March 31, 2007 AND 2006

1.         OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN

Zegarelli Group International, Inc. (the “Company”) was incorporated on February 27, 1990. The Company manufactured cosmetic products for private label distributors throughout the United States. The Company was a publicly-traded company listed on the pink sheets. Even though no filings have been made with the Securities and Exchange Commission (SEC) since 2001, the Company has some minimal trading activity.

Zegarelli Group International, Inc. has been inactive for some time. The Company’s board is now considering merging with another entity that has viable operations. As such, the existing company is not going to continue as a going concern after any merger. These financial statements do not contain any adjustments that would be necessary should the Company not continue as a going concern.

In the opinion of management, the accompanying condensed financial statements contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the Company's financial position as of March 31, 2006 and the results of operations and of cash flows for the three month period ending March 31, 2007 and 2006. While management believes that the disclosures presented are adequate to make the information not misleading, it is suggested that these condensed financial statements be read in conjunction with the financial statements and the notes included in the Company's latest annual report on Form 10-KSB.

2.	RELATED PARTY TRANSACTIONS

The majority stockholder has advanced the Company funds to bring it into compliance with various regulations and tax laws. During the three months ended March 31, 2007 and 2006, the stockholder advanced approximately $1,816 and $45,903, respectively. No interest expense was accrued on these advances. In March 2006, the Company converted $45,000 of debt to the majority stockholder to 15,000,000 shares of common stock. The balance of the stockholder advances amounted to $5,923 and $4,107 as of March 31, 2007 and 2006, respectively.

The majority stockholder receives a salary of $1,000 a year which is contributed back to the Company as contributed capital.

PART III

Item 1. Index to Exhibits

Exhibit Number	Description

3.1	Certificate of Incorporation of the Company and amendments thereto
3.2	Bylaws of the Company and amendments thereto
10.1	Agreement to Advance Funds between the Company and Alfred Booth dated March 1, 2006
10.2	Promissory Note between the Company and Alfred Booth dated March 1, 2006
24.1	Consent of Accountants

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 30, 2007	ZEGARELLI GROUP INTERNATIONAL, INC. By: /s/ Alfred E. Booth, Jr. Alfred E. Booth, Jr. Chief Executive Officer and President